UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐               Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: February 4, 2013	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: February 4, 2013	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

Immediate February 4, 2013

Keith Creel appointed President & Chief Operating Officer of Canadian Pacific

Calgary, AB — Canadian Pacific (TSX:CP)(NYSE:CP) today announced the appointment of Keith Creel as CP’s president and chief operating officer effective February 5, 2013. E. Hunter Harrison will remain chief executive officer (“CEO”) of the company.

Creel previously served as the executive vice president and chief operating officer of Canadian National Railway Company (“CN”).

“Keith joins CP after a very successful operating career where he rose from a management trainee in the operations department at Burlington Northern in 1992 to becoming EVP & COO at CN in 2010,” said E. Hunter Harrison, CP’s CEO. “I have worked with many talented operating people in this industry over the last four decades and Keith is by far one of the best young operating talents that I have ever seen,” continued Harrison. “Canadian Pacific recently began its transformational journey to becoming the best railroad in North America and we look forward to benefiting from Keith’s strong leadership and operational expertise as we move forward.”

Reporting to Creel will be Jane O’Hagan, EVP & CMO, Scott MacDonald, SVP Operations System, Guido De Ciccio, SVP Canadian Operations and Doug McFarlane, SVP US Operations.

“I am thrilled to be joining CP during this historic time in its turnaround story,” said Creel. “I worked for Hunter for many years and am proud to be working alongside him once again. I am also proud to be leading an outstanding team in sales and marketing and operations that I know to be exceptionally talented railroaders. I am confident that together, we will continue down the path that has already begun to restore superior customer service and operational excellence at CP.”

Creel obtained a Bachelor of Science in marketing from Jacksonville State University and completed the Advanced Management Program at the Harvard Business School. Creel served as a commissioned officer in the US Army and served in the Persian Gulf War in Saudi Arabia.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Mark Seland

Tel: 403-540-7178

24/7 Media Pager: 855-242-3674

Mark_Seland@cpr.ca

Investment Community

Janet Weiss

Tel: 403-319-3591

investor@cpr.ca